UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33025 / February 22, 2018

In the Matter of	:
	:
NUVEEN QUALITY MUNICIPAL 2018	:
TERM FUND	:
333 West Wacker Drive	:
Chicago, Illinois 60606	:
	:
(811-22892)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on November 15, 2017, and an amendment filed December 13, 2017, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 26, 2018, a notice of filing of the application was issued (Investment Company Act Release No. 32994). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary